CERTIFICATE OF DESIGNATION
SETTING FORTH THE PREFERENCES, RIGHTS AND LIMITATIONS OF PREFERRED STOCK OF
TORBAY HOLDINGS, INC.

Torbay Holdings, Inc., a Delaware corporation (the "Corporation"), certifies that pursuant to the authority contained in Article Fourth of its Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Corporation has the authority to issue 20,000,000 shares of Preferred Stock, par value $0.0001 per share; and, further

The Board of Directors of the Corporation has the authority to issue any or all of such shares in one or more series and by resolution to provide for the designation of each series to be issued pursuant to the foregoing authority.

The Board of Directors previously designated 700,000 shares as Series 1 Preferred Stock, all of which were issued and subsequently retired, leaving 19,300,000 shares undesignated.

The Board of Directors voted on 07/19/2007 and unanimously adopted the following resolution creating a series of its preferred stock to be designated Series B Preferred Stock and consisting of 10,000,000 shares:

RESOLVED, that a series of the authorized preferred stock entitled Series B Preferred Stock is hereby created with the following designation, preferences and rights:

Designation and Amount; Par Value. The shares of such series are designated as Series B Preferred Stock (the "Series B Preferred Stock") and the number of shares constituting such series is 10,000,000. The par value of each share of the series is $0.0001.

Conversion. The shares of Series B Preferred Stock are not convertible into common stock of the Corporation.

Voting. Each share of Series B Preferred Stock shall be entitled to sixty votes on all matters on which such shareholders are lawfully entitled to vote and shall be entitled to receive notice of or attend any annual or extraordinary meeting of shareholders of the Corporation.

Dividends and Dissolution. The holders of the Series B Preferred Shares shall have the same rights regarding dividends and upon dissolution as Common Shares.

IN WITNESS WHEREOF, TORBAY HOLDINGS, INC. has caused this Certificate of Designation to be executed by its President and attested to by its Secretary this 19th day of July, 2007.

TORBAY HOLDINGS, INC.

By:	/s/ Richard K Lauer
President

ATTEST:

/s/ Richard K Lauer
Secretary